Exhibit 77(c)

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A Special Meeting of shareholders of the Portfolio was held on February 21, 2002 to vote on an amendment to the Registrant's Declaration of Trust that would permit the Board of Trustees to modify the size of the Board (For: 2,938,311;
Against: 52,605).